UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 13, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 13, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                       Date: September 13, 2013
13-28-TR

Teck Announces Appointment of Andrew Golding
as Senior Vice President, Corporate Development

Vancouver, B.C. - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today the appointment of Andrew Golding as Senior Vice President, Corporate Development, effective September 16, 2013.  Mr. Golding will succeed Ron Vance, who decided earlier this year to retire, effective February 28, 2014.

Mr. Golding most recently held the position of Commercial Vice President, Energy Coal with BHP Billiton, and brings to the role extensive knowledge in a wide range of commodities, including coal, copper, iron ore, uranium and precious metals. Mr. Golding holds a Master of Metallurgy from the University of Oxford and an MBA from INSEAD.

“I am pleased to welcome Andrew to Teck,” said Don Lindsay, President and CEO.  "His many years in the mining industry, particularly focused on corporate strategy, development and transactions, make him ideally suited for this role. I am also pleased that Ron Vance has agreed to stay on as Senior Vice President to assist with the transition of the Corporate Development function and other corporate activities until his retirement early next year."

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact: Chris Stannell Tel.: 604.699.4368 E-mail: chris.stannell@teck.com	Investor Contact: Greg Waller Tel.: 604.699.4014 E-mail: greg.waller@teck.com